UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Deswell Industries, Inc.

(Exact name of the registrant as specified in its charter)

British Virgin Islands	001-33900
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

10B, Edificio Associacao Industrial De Macau,32 Rua do Comandante Mata e Oliveira,Macao SAR China
(Address of principal executive offices)	(Zip code)

Herman Wong	853-2832-2096
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

Introduction

Deswell Industries, Inc. (“Deswell”, “Company”, “we”, “our” or “us”) is a manufacturer of injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers and contract manufacturers at its factories in the People’s Republic of China. The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products, printed circuit board assemblies using surface mount; and finished products such as professional audio equipment, home audio products, and Internet-of-Things (IoT) products.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Introduction

This Conflict Minerals Disclosure covers the reporting period from January 1, 2022 to December 31, 2022, and is filed in accordance with Rule 13p-1 of the Securities Exchange Act of 1934, as amended and Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”). The information contained in this Form SD is publicly available on our website at www.Deswell.com. Information included on the Company’s Internet website is provided for informational purposes only and is not incorporated by reference herein.

In order to cope with the violence and exploitation occurring in the Democratic Republic of the Congo (“DRC”) and adjoining regions, the Securities and Exchange Commission (“SEC”) adopted rules pursuant to Section 1502 of the Act. Section 1502 addresses Conflict Minerals and requires companies to publicly disclose information related to the use in their products of minerals originating in the DRC and the countries adjoining the DRC (“Covered Countries”), including the Central African Republic, South Sudan, Zambia, Angola, Republic of the Congo, Tanzania, Burundi, Rwanda and Uganda. The SEC defines conflict minerals as columbite-tantalite (coltan), cassiterite, gold and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (collectively, referred to as “Conflict Minerals”).

Reasonable Country of Origin Inquiry

Deswell manufactures or is contracted to manufacture products on behalf of our customers. Certain electronic products contain necessary Conflict Minerals.  We primarily purchase component parts used in our manufacturing services through direct suppliers or authorized distributors from around the world.  These component parts are typically finished goods or manufactured materials.  We do not procure raw ore or unrefined Conflict Minerals, and therefore we do not have direct relationships with mines or smelters of Conflict Minerals found in our customers’ products.  As these mines or smelters are several distribution levels away from us in the supply chain, we must rely on the direct suppliers and supply-chain intermediaries for information on these mines or smelters.  Moreover, customers make the final decision and approval on the components used in their products.  As a result, we have little or no control over the selection of these components, materials and suppliers.  In these cases, we must rely on our customers and their selected suppliers for Conflict Minerals information.

The implementation of Deswell’s reasonable country of origin inquiry is managed by Deswell’s quality assurance and purchasing departments. Deswell’s quality assurance and purchase departments manage the collection of information reported on the CMRT by our suppliers and any follow up with our suppliers.

We performed a comprehensive analysis of our product components, and suppliers were required to provide the specifications or other applicable documents in order to identify the composition of the materials supplied to us.

According to the information we gathered, we defined the scope of our reasonable country of origin inquiry by identifying and reaching out to certain suppliers that provide materials that are likely to contain Conflict Minerals.

During the reporting year, we targeted to solicit Conflict Minerals information from 185 of our suppliers, which accounted for approximately 97% of our component and materials procurement expenditures which may involve Conflict Minerals.

In order to manage the scope of our supply chain review, as a downstream manufacturer, we rely upon our suppliers to provide information on the origin of the Conflict Minerals contained in components and materials supplied to us, including sources of Conflict Minerals that are supplied to them from sub-tier suppliers. We used the standard Conflict Minerals Reporting Templates established by the Conflict-Free Sourcing Initiative (CFSI) and Electronic Industry Citizenship Coalition/Global e-Sustainability Initiative for reference and adopted a questionnaire that is substantially the same as these reporting templates (the “CMRT”). We requested that our suppliers complete in full our CMRT survey.

We reviewed and analyzed all CMRTs received, including some with missing or incomplete information, errors, or containing inaccuracies or implausible information.  We made multiple contact attempts with non-responsive suppliers, as well as requests for revised responses where appropriate.

Results of the Reasonable Country of Origin Inquiry

We received responses from approximately 75% of the surveyed suppliers, which represented approximately 90% of the Company’s total purchase volume surveyed. The responding suppliers reported that Conflict Minerals were either not present, not sourced from Covered Countries, or were sourced from smelters or refiners certified by CFSI or listed by other organizations as being conflict free. Although we made multiple contact attempts with non-responsive suppliers, we could not gather information from all surveyed suppliers. As such, we cannot determine with certainty whether such Conflict Minerals were actually incorporated into some of our products or whether they directly or indirectly financed or benefitted armed groups in the Covered Countries.

Item 1.02 Exhibit

The “Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule” (the “Statement”) was issued by the SEC on April 7, 2017. The Statement stated, among other things, that “the Division of Corporation Finance has determined that it will not recommend enforcement action to the SEC if companies, including those that are subject to paragraph (c) of Item 1.01 of Form SD, only file disclosure under the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD.”

Relying on the Statement, Deswell has chosen not to file, as an exhibit to this Form SD, the Conflict Minerals Report otherwise required by Item 1.01(c) of Form SD.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

See item 1.02 Exhibit.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

DESWELL INDUSTRIES, INC.
(Registrant)

/s/ Edward So Kim Chung	May 30, 2023
By Edward So Kin Chung, Chief Executive Officer	Date

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